Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-1 of our report dated June 12, 2023, except for Note 1, 2024 Reverse Stock Split, Note 7, SUPPLEMENTAL FINANCIAL INFORMATION, Prepaids and other current assets and Accrued and other liabilities, and Note 14, Net Loss Per Share of Common Stock, as to which the date is February 21, 2024, with respect to the restated financial statements of Aclarion, Inc. as of December 31, 2022 and for the year then ended, appearing in the Registration Statement on Form S-1 (File No. 333-283724), as amended. Our audit report includes an explanatory paragraph relating to Aclarion, Inc.’s ability to continue as a going concern.

/s/ CohnReznick LLP

Sunrise, Florida

January 14, 2025